Home Solutions of America, Inc.
1500 Dragon Street Suite B
Dallas, Texas 75207
November 8, 2006
Sent Via Facsimile No. (202) 772-9210 and
Via Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0303

Attn:	Rachel Zablow, Staff Accountant
Steven Jacobs, Accounting Branch Chief
Mail Stop #4561

	RE:	Home Solutions of America, Inc.
Form 10-KSB for the year ended December 31, 2005
Form 10-Q for the quarter ended March 31, 2006
Form 10-Q for the quarter ended June 30, 2006
File No. 1-31711
Ladies and Gentlemen:
     This letter is furnished by Home Solutions of America, Inc., a Delaware corporation (the “Company”), in response to the comment letter of the Securities and Exchange Commission (the “SEC”), dated October 25, 2006, which was addressed to Jeffrey M. Mattich, the Chief Financial Officer of the Company.
     This letter responds to each of the comments set forth in your October 25th letter on behalf of the Company. For your convenience, the numbered paragraphs below correspond to those in the October 25th comment letter, and your comments have also been presented in bold face.
Form 10-KSB for the year ended December 31, 2005
Item 6 — Management’s Discussion and Analysis or Plan of Operation, page 6
Use of Estimates and Critical Accounting Policies, page 6
214-623-8446 main 214-333-9435 fax
www.HOMCorp.com

U.S. Securities and Exchange Commission
November 8, 2006

Revenue Recognition, page 7
1.	We have read your proposed revisions provided in response to prior comment 1 and note that the proposed disclosure does not appear to include a quantitative analysis as previously requested. We reissue prior comment 1. Please revise your disclosure accordingly or advise us.
     The Company has further revised its disclosure of critical accounting policies to include a quantitative analysis of certain assumptions which the Company believes may impact the Company’s estimates and, consequently, the Company’s financial condition and results of operations. A marked version of the disclosure is attached hereto as Annex 1.
Note 12 — Segment Reporting, page F-27
2.	We have read your response to prior comment 6 and note that Recovery/Restoration services are closely related and are performed by the same operating subsidiaries. Please advise us in sufficient detail of how you considered the aggregation criteria listed in paragraph 17 of SFAS 131 and how you determined that the Recovery and Restoration segments have similar economic characteristics to support aggregation. In that regard, please tell us whether the Recovery and Restoration segments experience similar long-term financial performance.
     The Company has two segments: Recovery / Restoration and Rebuilding / Remodeling. For segment reporting, the Company combines its Recovery and Restoration services into one segment, primarily because Recovery / Restoration services are closely related and are performed by the same operating subsidiaries. When first responder emergency weather related services are required, we refer to this service as “Recovery.” The same operating subsidiaries are then called upon to continue the longer-term phase of “buildback,” also referred to as “Restoration” services. We make a distinction between Recovery and Restoration services in our SEC filings to aid the public in understanding the difference in the nature of Recovery services., which are usually short term, immediate services, as opposed to Restoration services, which follow the Recovery services and are generally longer in term. The Company’s second segment is the Rebuilding/Remodeling segment, which focuses on the interior services of the residential market.
     In considering the aggregation criteria of SFAS 131, we determined that the nature of the products and services offered are to the same customers, and are completed by many of the same laborers, therefore, the revenues and costs are combined into one business segment. The operating unit uses the same assets to complete their work. Over the long term, the Recovery and Restoration services should experience similar long-term performance.

Sincerely,
/s/ Jeffrey M. Mattich

Jeffrey M. Mattich Chief Financial Officer, Home Solutions of America, Inc.

ANNEX 1
Revenue Recognition
     The Company recognizes revenue in accordance with Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, as revised by SAB 104. As such, the Company recognizes revenue when persuasive evidence of an arrangement exists, title transfer has occurred, the price is fixed or readily determinable and collectibility is probable. Sales are recorded net of sales discounts.
     PWS, FSS, and HSR of Louisiana recognize revenue at the time the contract and related services are performed.
     Southern Exposure and Cornerstone recognize revenue for product sales at the time the related products are shipped to the customer. These subsidiaries recognize revenue for installation jobs upon complete installation of the cabinets and inspection by the customer. Deferred revenue represents amounts billed to customers and collected prior to completion of the cabinets and inspection by the customer.
     Cornerstone recognizes revenue from its building and remodeling jobs using the percentage of completion method for financial reporting purposes. Under the percentage of completion method, revenues with respect to individual contracts are recognized in the proportion that costs incurred to date bear to total estimated costs. Revenue and costs estimates are subject to revision during the terms of the contracts and any required adjustments are made in the periods in which the revisions become known. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract profit, we recognize a credit, or a charge against current earnings, which could be material. General and administrative costs are not allocated to contract costs and are charged to expense as incurred. The portion of the business that used the percentage of completion method had revenues of approximately $4.2 million, and a net loss (after tax benefit) of $1.4 million. At December 31, 2005, the costs in excess of billings (asset) were $337 thousand, and the billings in excess of costs (liability) were $287 thousand. Should these accounts be written off, the Company would recognize a loss of approximately $50 thousand.